SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 28, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated November 28, 2013 regarding “Information regarding antitrust investigation in India”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: November 28, 2013

PRESS RELEASE NOVEMBER 28, 2013

Information regarding antitrust investigation in India

Ericsson (NASDAQ: ERIC) today announced that the Competition Commission of India (CCI) has decided to commence an investigation of Ericsson relating to the Indian Competition Act.

In March 2013, Ericsson sued the Indian company Micromax for patent infringement in Delhi High Court, India. Ericsson had before that made numerous attempts to sign a license agreement with the company on Fair, Reasonable and Non-discriminatory (FRAND) terms.

As part of its general defense, Micromax has filed a complaint to the CCI.

The CCI has now decided to refer the case to the Director General for an in-depth investigation. Ericsson will fully cooperate with the authority in this investigation to reach a fair and reasonable conclusion.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com